Mail Stop 4561

      					December 30, 2005


Jonathan Z. Cohen
Chief Executive Officer
Resource Capital Corp.
712 Fifth Avenue, 10th Floor
New York, New York  10019

Re:	Resource Capital Corp.
	Amendment No. 4 to Registration Statement on Form S-11
      Filed December 19, 2005
      File No. 333-126517

Dear Mr. Cohen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Distribution Policy, page 16

1. We note your response to comment no. 5 and that the $4.7 million distribution in October 2005, together with the $3.2 million distribution in July 2005, did not exceed the company`s taxable REIT income for the period ended September 30, 2005. Please note that our comment was intended to address the financial reporting aspect of the distributions as well as the tax aspect, and it does not appear that the company had earnings out of which to pay the entire amount of the aggregate distributions. Please revise the disclosure on pages 16,
43 and 50 to state the dollar amount by which the distributions exceeded net income.

Our Formation and Structure, page 18

2. We note your response to comment no. 7 that the company does not and will not own the equity interest in Apidos CDO II. Please tell us who owns its equity interests.

Risk Factors

We have not established a minimum distribution payment level..., page
43

3. We note your revised disclosure on page 43 that you previously funded your first distribution in July 2005 out of uninvested proceeds from your March 2005 private offering due to a short-term timing difference between your accrued REIT taxable income and receipt of the related cash. We note that your net income for the period ended June 30, 2005 was $2.2 million. Please revise your disclosure to remove the mitigating language regarding the timing difference and clarify, if true, that the July 2005 distribution exceed your net income for the period. Finally, please revise the heading to include the risk regarding use of proceeds or borrowings to fund distributions.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations,
page 54

4. Please revise the disclosure regarding your intention to diversify your portfolio in the next 12 months to the target percentages on pages 54 and 81 to disclose the current percentages for each category. For example, when you discuss your intention to invest between 25% and 30% in agency RMBS please disclose that this differs from the current level of 57%.

Certain Relationships and Related Transactions, page 120

5. Please revise the first paragraph that discusses the management agreement with your Manager to describe the Manager`s affiliations with you, including that it is a wholly owned subsidiary of Resource
America and disclose the aggregate ownership percentage held by the
Cohens in Resource America. In addition, please expand your disclosure in this section to describe any warrants to be issued to your directors, officers and affiliates, including Resource America.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristina Beshears at 202-551-3429 or Daniel Gordon, Accounting Branch Chief, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at
202-551-3495 with any other questions.

	Sincerely,



	Elaine Wolff
	Branch Chief

cc:	J. Baur Whittlesey, Esq. (via facsimile)
	Ledgewood
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Jonathan Z. Cohen
Resource Capital Corp.
December 30, 2005
Page 4